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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70084

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MIDAMERICA SECURITIES, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

777 S HARBOUR ISLAND BLVD., STE 390

(No. and Street)

TAMPA	FL	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ana R. Carter / 404-230-8475

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPAs, P.C.

(Name – *if individual, state last, first, middle name*)

3535 Roswell Rd., Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana R. Carter _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
MIDAMERICA SECURITIES, LLC _____ , as
of December 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

[signature]
Signature

FINOP _____
Title

[signature]
Notary Public   Feb 25ᵗʰ 2021

> ALAIN J SUAREZ
> NOTARY PUBLIC
> Cherokee County
> State of Georgia
> My Comm. Expires Jan. 11, 2024

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MidAmerica Securities, LLC

AUDITED FINANCAL STATEMENTS

December 31, 2020

Table of Contents

To the Member of
MidAmerica Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MidAmerica Securities, LLC as of December 31, 2020, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes and schedules 1 and 2 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MidAmerica Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MidAmerica Securities, LLC's management. Our responsibility is to express an opinion on MidAmerica Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of MidAmerica Securities, LLC's financial statements. The supplemental information is the responsibility of MidAmerica Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1 and 2 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 24, 2021

MidAmerican Securities, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash and Cash Equivalents	$	499,564
Accounts Receivable		317,157
Prepaid Assets and Deposits		2,464
Total Assets	$	819,185

Liabilities and Member's Equity

Liabilities

Accrued Expenses		16,000
Due to Parent		27,280
Total Liabilities	$	43,280

Member's Equity

Additional Paid-in Capital		104,950
Retained Earnings		670,955
Total Member's Equity	$	775,905
Total Liabilities and Member's Equity	$	819,185

The accompanying notes are an integral part of these financial statements.

MidAmerica Securities, LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenues - Commissions	$	1,100,537
Gross Profit		1,100,537
Operating Expenses		
Salaries and Wages		32,964
Commissions		53,825
Professional Services		34,576
Rent		4,956
Regulatory Fees		10,429
Office Supplies and Expenses		3,040
Other Expenses		5,086
Total Operating Expenses		144,876
Net Income	$	955,661

The accompanying notes are an integral part of these financial statements.

MidAmerica Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

	Additional Paid-In Capital	Retained Earnings	Totals
Balance at December 31, 2019	$ 61,680	$ (34,706)	$ 26,974
Capital Contributions	43,270	-	43,270
Capital Distributions	-	(250,000)	(250,000)
Net income (loss)	-	955,661	955,661
Balance at December 31, 2020	$ 104,950	$ 670,955	$ 775,905

The accompanying notes are an integral part of these financial statements.

MidAmerica Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:

Net Income	$	955,661
Adjustments to reconcile net income to net cash provided		
by (used in) operating activities:		
Prepaid Expenses and Deposits		389
Accounts Receivable		(317,157)
Accounts Payable		(53)
Accrued Expenses		28,650
Net cash provided by operating activities		667,490
Cash flows from financing activities:		
Member Contributions		43,270
Member Distributions		(250,000)
Net cash used by financing activities		(206,730)
Net increase in cash and equivalents		460,760
Cash and equivalents at beginning of period		38,804
Cash and equivalents at end of period	$	499,564

The accompanying notes are an integral part of these financial statements.

NOTE 1 – General and Summary of Significant Accounting Policies

General

MidAmerica Securities, LLC (the "Company") is a limited liability company which was formed in the State of Delaware on November 6, 2017 and a fully owned subsidiary of MidAmerica Administrative & Retirement Solutions, LLC ("MARS"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of selling mutual funds, variable life insurance and annuities products.

Summary of Significant Accounting Policies

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Revenue Recognition

The Company has adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

The Company earns commissions from sales of variable life insurance annuities. The commissions are calculated as a percentage of amounts invested in the insurance policy.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than 90 days that are not held for sale in the ordinary course of business.

NOTE 1 – General and Summary of Significant Accounting Policies *(Cont'd)*

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Accounts Receivable

Accounts Receivable represents uncollected November and December commissions. The Company has evaluated the collectability of the accounts receivable and determined no valuations allowance is necessary as all accounts are collectible.

NOTE 2 – Occupancy

The Company shares office space with a related party. For the year ended December 31, 2020, the Company recognized $4,956 in rent expense, this included in the $40,920 mentioned in Note 3 below.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019, with early adoption permitted. The Company does not have any leases that meet the requirements of ASU 2016-02.

NOTE 3 – Related Party Transactions

The Company has an expense sharing agreement with its parent, MARS. MARS allocates all appropriate expenses to the Company on a monthly basis. Shared expenses during the year ended December 31, 2020, amounted to $40,920 of which $27,280 was payable as of December 31, 2020.

During the year MARS made $43,210 in capital contributions to the Company of which $25,270 is debt forgiveness.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4 – Subsequent Events

Subsequent events have been evaluated through February 24, 2021, which is the date the financial statements were available to be issued, and no material events have occurred that would require the Company to change its financial statements or these footnotes.

NOTE 5 – Concentration

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2020,

NOTE 5 – Concentration *(Cont'd)*

the Company exceed the federally insured limit in one of its accounts by $245,555. The Company revenue comes from one source.

NOTE 6 – Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

NOTE 7 – Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2020. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 8 – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $472,284 which was $467,284 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0916 to 1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum net capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

NOTE 9 – Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements. The members report the Company's taxable income or loss on their respective tax returns. The Company has adopted provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate all of its tax positions to determine if they are more likely than not to be sustained during examinations. A tax position includes the entity's status. The Company believes it has no uncertain positions.

MidAmerica Securities, LLC
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2020

Computation of Net Capital

Total Member's Equity		$	775,905
Non-Allowable Assets			
Accounts Receivable (net)	(301,157)		
Prepaid Expenses and Deposits	(2,464)		
Total Non-Allowable Assets			(303,621)
Haircuts on Securities			-
Net Allowable Capital		$	472,284

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	2,885
Minimum Net Capital Requirement of Reporting Broker-Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	467,284

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	43,280
Percentage of Aggregate Indebtedness to Net Capital		9.16%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2020.

MidAmerica Securities, LLC
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule and does not hold customers' monies or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MidAmerica Securities, LLC

We have reviewed management's statements, included in the accompanying MidAmerica Securities, LLC's Annual Exemption Report, in which (1) MidAmerica Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MidAmerica Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) MidAmerica Securities, LLC stated that MidAmerica Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MidAmerica Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MidAmerica Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company, CPA's, P.C.
Marietta, GA
February 24, 2021

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



EXEMPTION REPORT

MidAmerica Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R 15c3-3 under the following provisions of 17 C.F.R 240.15c3-3: (k)(1)

and

2. The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3 (k)(1) throughout the most recent fiscal year ended December 31, 2020 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Ana R. Carter
_____
Name

_____
Authorized Signature

FINOP
_____
Title

Feb. 24, 2021
_____
Date

Administration Office
2855 Interstate Drive, Suite 115
Lakeland, FL 33805

Corporate Headquarters
One Harbour Place
777 South Harbour Island Blvd, Suite 390
Tampa, FL 33602

P: (800) 430-7999
F: (863) 686-9727

www.myMidAmerica.com